SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


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                                  SCHEDULE 13G
                                 (RULE 13d-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                     PURSUANT TO RULE 13d-1(b), (c) AND (d)
                  AND AMENDMENTS THERETO FILED PURSUANT TO RULE
                                    13d-2(b)

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                              HARTVILLE GROUP, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    417287109
                                 (CUSIP Number)

                                 AUGUST 1, 2006
              (Date of event which requires filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
                               Schedule is filed:

                                [ ] Rule 13d-1(b)

                                [x] Rule 13d-1(c)

                                [ ] Rule 13d-1(d)

                         (Continued on following pages)

                               (Page 1 of 8 Pages)


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1. NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   Crescent International Ltd.
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2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a)[ ]
                                                                     (b)[x]
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3. SEC USE ONLY
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4.   CITIZENSHIP OR PLACE OF ORGANIZATION: Bermuda
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   NUMBER OF     5.  SOLE VOTING POWER
     SHARES          4,389,687
  BENEFICIALLY   ----------------------------------------------------------
 OWNED BY EACH   6.  SHARED VOTING POWER None.
   REPORTING     ----------------------------------------------------------
  PERSON WITH    7.  SOLE DISPOSITIVE POWER 4,389,687
                 ----------------------------------------------------------
                 8.  SHARED DISPOSITIVE POWER None.
                 ----------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      4,389,687
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10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
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11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.01% (1)
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12. TYPE OF REPORTING PERSON: OO
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1. NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Cantara (Switzerland) SA
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2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a)[ ]
                                                                     (b)[x]
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3. SEC USE ONLY
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4.   CITIZENSHIP OR PLACE OF ORGANIZATION: Bermuda
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   NUMBER OF     5.  SOLE VOTING POWER
     SHARES          4,389,687
  BENEFICIALLY   ----------------------------------------------------------
 OWNED BY EACH   6.  SHARED VOTING POWER None.
   REPORTING     ----------------------------------------------------------
  PERSON WITH    7.  SOLE DISPOSITIVE POWER 4,389,687
                 ----------------------------------------------------------
                 8.  SHARED DISPOSITIVE POWER None.
                 ----------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      4,389,687
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10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
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11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.01% (1)
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12. TYPE OF REPORTING PERSON: OO
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(1)   Based on 54,799,885 issued and outstanding shares of Common Stock as of
      August 3, 2006, as reported in writing to the Reporting Persons by the Chief Financial Officer of the Issuer on August 3, 2006.

Item 1(a).    Name of Issuer.

              Hartville Group, Inc. ("Hartville")

Item 1(b).    Address of Issuer's Principal Executive Offices.

              3840 Greentree Avenue SW
              Canton, Ohio 44706

Item 2(a).    Names of Person Filing.

              (i) Crescent International Ltd. ("Crescent") (ii) Cantara (Switzerland) SA ("Cantara")


Item 2(b).    Address of Principal Business Office, or if none, Residence.

              As to Crescent:
              Clarendon House
              2 Church Street
              Hamilton H 11
              Bermuda

              As to Cantara:
              84, av. Louis Casai
              CH-1216 Cointrin, Geneva
              Switzerland

Item 2(c).    Citizenship.

              As to Crescent:     Bermuda
              As to Cantara:  Switzerland

Item 2(d).    Title of Class of Securities.

              Common Stock, par value $.001 per share (the "Common Stock").

Item 2(e).    CUSIP Number.

              417287109

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

              Not applicable.

Item 4.       Ownership.

            The information contained in Items 5 though 11 on the cover pages hereto is incorporated herein by reference. Pursuant to the Conversion Agreement and Release, dated August 1, 2006, between the Issuer and the holders of the two-year convertible debentures due November 11, 2006, the Issuer issued 4,389,687 shares of Common Stock to Crescent in exchange for two convertible debentures, in the aggregate principal amount of $658,453.30, owned by Crescent.(1)

            Crescent is a wholly owned subsidiary of IICG (Bahamas) Limited, a Bahamas corporation residing at Norfolk House, 10 Deveaux Street, Nassau, Bahamas.

            Cantara is a wholly owned subsidiary of Faisal Finance (Luxembourg) SA ("FFL"), a Luxembourg corporation residing at 3, rue Alexandre Fleming L-1525 Luxembourg.


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(1) In addition, Crescent owns common stock purchase warrants to purchase up to an aggregate of 565,767 shares of Common Stock with an exercise price of $.01 and termination dates of November 11, 2009 (for warrants covering 266,000 shares of Common Stock) and September 30, 2010 (for warrants covering 299,766 shares of Common Stock). However, the warrants contain a limitation prohibiting exercise to the extent that Crescent (together with its affiliates) would beneficially own in excess of 4.99% of the outstanding Common Stock immediately after giving effect to such exercise (subject to a waiver on not less than 61 days prior notice). Since Crescent currently owns 8.01% of the issued and outstanding Common Stock, the warrants are not currently convertible and have not been included in the calculations of the number of shares of Common Stock beneficially owned by Crescent or the number of issued and outstanding shares of Common Stock of the Issuer.

            Cantara serves as the investment manager to Crescent, and as such has been granted investment discretion over investments including the Common Stock. As a result of its role as investment manager to Crescent, Cantara may be deemed to be the beneficial owner, as defined in Rule 13d-3 under the Securities Exchange Act of 1934, of Common Stock held by Crescent. However, Cantara does not have the right to receive any dividends from, or the proceeds from the sale of, the Common Stock held by Crescent and disclaims any ownership associated with such rights. Currently, Maxi Brezzi and Bachir Taleb-Ibrahimi, in their capacity as managers of Cantara, have delegated authority regarding the portfolio management decisions of Crescent with respect to the Hartville securities owned by Crescent. Neither of such persons has any legal right to maintain such delegated authority. As a result of such delegated authority, Messrs. Brezzi and Taleb-Ibrahimi may be deemed to be the beneficial owners of Common Stock held by Crescent. However, neither of Messrs. Brezzi or Taleb-Ibrahimi has any right to receive any dividends from, or the proceeds from the sale of, the Common Stock held by Crescent and disclaim beneficial ownership of such shares of Common Stock.

            Accordingly, for the purposes of this Statement:

            (i) Crescent is reporting that it has the power solely to vote or direct the vote and the power to dispose or direct the disposition of, a total of 4,389,687 shares of Common Stock beneficially owned by it;
            (ii) Cantara is reporting that it has the power solely to vote or direct the vote and the power to dispose or direct the disposition of, a total of 4,389,687 shares of Common Stock beneficially owned by it.

Item 5.       Ownership of Five Percent or Less of a Class.
              Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person. Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
              Not applicable.

Item 8.       Identification and Classification of Members of the Group.
              Not applicable.
Item 9.       Notice of Dissolution of Group.
              Not applicable.

Item 10.      Certification.
              By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction which could have that purpose or effect.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              Date: August 8, 2006

                           CRESCENT INTERNATIONAL LTD.

                             By:  CANTARA (Switzerland) SA, as Attorney-in-Fact

                             By: _/s/ Maxi Brezzi__
                                    Name:  Maxi Brezzi
                                    Title: Authorized Signatory

                             By:  _/s/ Bachir Taleb-Ibrahimi_
                                    Name:  Bachir Taleb-Ibrahimi
                                    Title: Authorized Signatory




                            CANTARA (SWITZERLAND) SA

                             By: _/s/ Maxi Brezzi__
                                    Name:  Maxi Brezzi
                                    Title: Managing Director

                             By:  _/s/  Bachir Taleb-Ibrahimi_
                                    Name:  Bachir Taleb-Ibrahimi
                                    Title: Investment Manager

                                                                       EXHIBIT A

                            AGREEMENT OF JOINT FILING

CRESCENT INTERNATIONAL LTD. and CANTARA (SWITZERLAND) SA agree that the Schedule 13G to which this Agreement is attached, and all future amendments to such Schedule13G, shall be filed on behalf of each of them. This Agreement is intended to satisfy the requirements of Rule 13d-1(k)(1) under the Securities Act of 1934, as amended. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be in original, but all of which together shall constitute one and the same instrument.
August 8, 2006

CRESCENT INTERNATIONAL LTD.

By:   Cantara (Switzerland) SA, as Attorney-in-Fact

By:   _/s/  Maxi Brezzi__
      Name: Maxi Brezzi
      Title: Authorized Signatory

By:   _/s/  Bachir Taleb-Ibrahimi_
      Name: Bachir Taleb-Ibrahimi
      Title: Authorized Signatory


CANTARA (SWITZERLAND) SA

By:   _/s/  Maxi Brezzi__
      Name: Maxi Brezzi
      Title: Managing Director

By:   _/s/  Bachir Taleb-Ibrahimi_
      Name: Bachir Taleb-Ibrahimi
      Title: Investment Manager